UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of     February     , 2003
                 -----------------


                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)



PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
-------------------------------------------------------------------------------
                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F [X]         Form 40-F  [ ]



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Desc, S.A. de C.V.
                                      ----------------------------
                                      (Registrant)



Date: February 21, 2003               By /s/ Arturo D'Acosta Ruiz
-----------------------                  -----------------------------------
                                         (Signature)

                                         Name: Arturo D'Acosta Ruiz
                                         Title: Chief Financial Officer

                                  EXHIBIT INDEX


                                                                    Sequential
          Item                                                      Page Number
          ----                                                      -----------
1.        Consolidated Financial Statements of Registrant
          at December 31, 2002 and 2001, in the format
          required to be filed with the Mexican Stock
          Exchange.                                                       4


2.        Press Release, dated February 19, 2003, announcing
          fourth quarter 2002 results.                                   37















                                       3